UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

CARBONITE, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35264	33-1111329
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Two Avenue de Lafayette, Boston, Massachusetts 02111

(Address of principal executive offices, including ZIP code)

(617) 587-1100

(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered:
Preferred Stock Purchase Rights	NASDAQ

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                      (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On January 8, 2015, the Board of Directors of Carbonite, Inc., a Delaware corporation (the “Company”), declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”). The dividend is payable to the stockholders of record on January 20, 2015 (the “Record Date”). Once exercisable, each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Shares”), for $37.50 (the “Purchase Price”), subject to adjustment. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 9, 2015 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as the Rights Agent.

Following is a summary of the terms of the Rights Agreement. The following summary is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015 and is incorporated herein by reference.

The Rights. The Company’s Board of Directors authorized the issuance of a Right with respect to each outstanding share of Common Stock on the Record Date. The Rights will initially trade with, and will be inseparable from, the Common Stock. The Rights are evidenced only by certificates that represent shares of Common Stock or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares. New Rights will accompany any new shares of Common Stock issued after the Record Date and prior to the earlier of the Distribution Date (as described below) and January 8, 2016.

Exercise Price. Once exercisable, each Right will allow its holder to purchase from the Company one one-thousandth of a Preferred Share for the Purchase Price, subject to adjustment. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.

Exercisability. The Rights will not be exercisable until the close of business on the earlier of (1) the tenth day after the public announcement that a person or group of affiliated or associated persons has acquired or obtained the right or obligation to acquire beneficial ownership of 10% (20% in the case of a 13G Investor (as defined in the Rights Agreement)) or more of the Company’s outstanding Common Stock (the first date of such public announcement, the “Shares Acquisition Date”) or (2) the tenth business day (or such later date as the Company’s Board of Directors shall determine) following the commencement of a tender offer or exchange offer that, if consummated, would result in a person or group becoming an “Acquiring Person.” If a stockholder’s beneficial ownership of the Company’s Common Stock as of the time of the public announcement of the Rights Agreement and associated dividend declaration is at or above the applicable threshold (including through entry into certain derivative positions), that stockholder’s then-existing ownership percentage would be grandfathered, but the rights would become exercisable if at any time after such announcement, the stockholder increases its ownership percentage by 0.001% (except in the case of any such increase due to equity issuances or grants to Company directors). In light of the pending tender offer (the “Offer”) launched by j2 Global, Inc. (“j2”) and Copper Holdings, Inc., a wholly-owned subsidiary of j2, on January 8, 2015, the Company’s Board of Directors took action to extend the Distribution Date (as defined in the Rights Agreement), such that any Distribution Date that arises solely by virtue of the lapse of time following the commencement of the Offer is delayed until the earlier of (i) the tenth Business Day after the Shares Acquisition Date (as such terms are defined in the Rights Agreement) or (ii) such other time as the Company’s Board of Directors shall designate by subsequent resolution adopted by the Company’s Board of Directors.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the shares of Common Stock if such positions have an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Common Stock or a value determined in whole or in part with reference to, or derived in whole or in part from, the value of the Common Stock, and that increases in value as the value of the Common Stock increases or that provides to the holder an opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the Common Stock. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership.

The Company refers to the date when the Rights become exercisable as the “Distribution Date.” Until that date, Common Stock certificates will also evidence the Rights, and any transfer of shares of Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the Company’s Common Stock and be evidenced by book entry credits or by Rights certificates that the Company will mail to all eligible holders of Common Stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•	Flip In. If a person or group becomes an Acquiring Person, all holders of Rights (other than the Acquiring Person and certain related parties, whose rights automatically become null and void) will have the right to receive, for the Purchase Price, shares of the Company’s Common Stock with a market value equal to twice the Purchase Price, based on the market price of the Company’s Common Stock prior to such acquisition.

•	Flip Over. If the Company is acquired in a merger or similar transaction after the Shares Acquisition Date, all holders of Rights (other than the Acquiring Person and certain related parties, whose rights automatically become null and void) will have the right to receive, for the Purchase Price, shares of the acquiring corporation with a market value equal to twice the Purchase Price based on the market price of the acquiring corporation’s stock, prior to such merger.

Preferred Share Provisions. Each Preferred Share, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the greater of (A) $1.00 per share or (B) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all noncash dividends or other distributions declared on shares of Common Stock since the date of payment of the prior quarterly dividend payment;

•	will entitle holders upon liquidation either to receive $100 per share or an amount equal to 1,000 times the payment made on one share of Common Stock, whichever is greater;

•	will have the voting power equal to 1,000 shares of Common Stock; and

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to 1,000 times the payment made on one share of Common Stock.

The value of one one-thousandth interest in a Preferred Share should approximate the value of one share of Common Stock.

Expiration. The Rights will expire on January 8, 2016.

Redemption. In general, the Company may redeem the Rights for $0.001 per Right at any time until the earlier of ten days following the Shares Acquisition Date and the expiration date. If the Company redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.001 per Right. The redemption price will be adjusted if the Company has a stock split or stock dividends of the Company’s Common Stock.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the Company’s outstanding Common Stock, the Company may exchange the Rights (other than Rights held by the Acquiring Person and certain related parties, whose rights automatically become null and void) by exchanging one share of Common Stock, or one one-thousandth of a Preferred Share, (or an equivalent security) for each Right, subject to adjustment.

Anti-Dilution Provisions. The Company may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Company and the rights agent without the consent of the holders of the Rights. After the Shares Acquisition Date, however, the Company may not amend the Agreement in a way that materially adversely affects holders of the Rights (other than the Acquiring Person, any affiliate or associate thereof or any transferee of the Acquiring Person or any affiliate or associate thereof).

*            *             *            *

The foregoing description of the Rights Agreement, the Rights and the Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock and the Rights Agreement, copies of which have been filed as Exhibits 3.1 and 4.1, respectively, to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015 and are incorporated herein by reference. A copy of the Rights Agreement is available free of charge from the Company.

Item 2.	Exhibits.

Exhibit 3.1	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock to the Amended and Restated Articles of Incorporation of Carbonite, Inc., dated January 9, 2015 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015).

Exhibit 4.1	Rights Agreement, dated as of January 9, 2015, by and between Carbonite, Inc. and American Stock Transfer & Trust Company, LLC, as the Rights Agent, including Terms of the Series A Junior Participating Preferred Stock as Exhibit A thereto, the form of Right Certificate as Exhibit B thereto and the form of Summary of Rights to Purchase Preferred Shares as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized on January 9, 2015.

CARBONITE, INC.

By:	/s/ Danielle Sheer
Name:	Danielle Sheer
Title:	Vice President and General Counsel

CARBONITE, INC.

Exhibit Index to Registration Statement on Form 8-A

Exhibit Number

(3.1)	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock to the Amended and Restated Articles of Incorporation of Carbonite, Inc., dated January 9, 2015 (incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015).

(4.1)	Rights Agreement, dated as of January 9, 2015, by and between Carbonite, Inc. and American Stock Transfer & Trust Company, LLC, as the Rights Agent, including Terms of the Series A Junior Participating Preferred Stock as Exhibit A thereto, the form of Right Certificate as Exhibit B thereto and the form of Summary of Rights to Purchase Preferred Shares as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 9, 2015).

7